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                          SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                              -------------------------

                                    SCHEDULE 13G/A

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 7)(1)

                              Quality Food Centers, Inc.
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                                   (Name of Issuer)



                                     Common Stock
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                            (Title of Class of Securities)



                                     747565 10 9
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                                    (CUSIP Number)




                               ------------------------


    Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7)

-----------------------------------
   (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 747565 10 9                 13G                 Page  3  of  9  Pages
          -----------                                          ---    ---

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 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Stuart M. Sloan, individually and as Voting Trustee

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                     4,673,982
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                      -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  4,673,982
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,673,982
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     32.4%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     IN,00
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 747565 10 9                  13G                 Page  3  of  9  Pages
          -----------                                           ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Marsha Sloan Glazer

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                     -0-
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                       -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  -0-
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     -0-
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     -0-
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP No. 747565 10 9                 13G                 Page  4  of  9  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Ronald A. Weinstein

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                     237,825
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                      -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  237,825
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     237,825
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     1.6%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 747565 10 9                 13G                 Page  5  of  9  Pages
          -----------                                          ---    ---

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Douglas D. Adkins

-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
-------------------------------------------------------------------------------
NUMBER OF SHARES              (5) SOLE VOTING POWER
 BENEFICIALLY                     107,572
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH                      -0-
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  107,572
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      107,572
-------------------------------------------------------------------------------
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /

-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.7%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 747565 10 9                 13G                 Page  6  of  9  Pages
          -----------                                           ---    ---

ITEM 4.  OWNERSHIP Item 4 is amended in its enirety to read as follows:

         Power to vote and power to dispose of the shares are set forth as footnotes.

                                   Amount                 Percent
                                 Beneficially                 of
     Name                          Owned(1)                Class
     ----                        ----------               ---------
Stuart M. Sloan                  4,673,982(2)               32.4%
Marsha Sloan Glazer                     -0-                    0%
Ronald A. Weinstein                237,825(3)                1.6%
Douglas D. Adkins                  107,572(4)                0.7%

-------------------
        (1) Shares previously reported on Schedule 13Gs by Mr. Sloan, Ms. Sloan Glazer, Mr. Weinstein and Mr. Adkins were subject to a Voting Trust Agreement dated March 6, 1987, as supplemented. Such Voting Trust Agreement was terminated on March 1, 1995, releasing all shares thereunder. There are currently no shares held pursuant to the Voting Trust Agreement.

         (2) Mr. Sloan has sole voting power and sole dispositive power with respect to these shares.

         (3) Mr. Weinstein has sole voting power and sole dispositive power with respect to these shares.

         (4) Mr. Adkins has sole voting power and sole dispositive power with respect to these shares.


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CUSIP NO. 747565 10 9                 13G                 Page  7  of  9  Pages
          -----------                                          ---    ---

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         This statement is being filed to report the fact that as of the date hereof each of Ms. Glazer, Mr. Weinstein and Mr. Adkins has ceased to be the beneficial owner of more than five percent of the class of securities which is the subject of this filing.


ITEM 9.  DISSOLUTION OF GROUP

         Voting Trust Agreement dated March 6, 1987, as supplemented, was terminated on March 1, 1995 pursuant to the terms of the Stock Purchase and Sale Agreement dated as of January 14, 1995 between Zell/Chilmark Fund L.P. and Stuart M. Sloan. All further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

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CUSIP NO. 747565 10 9                 13G                 Page  8  of  9  Pages
          -----------                                          ---    ---

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: 12 FEB. '97




                                        /s/ Stuart M. Sloan
                                            ---------------------------
                                            Stuart M. Sloan


                                        /s/ Stuart M. Sloan
                                            ---------------------------
                                            Stuart M. Sloan, Voting Trustee

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CUSIP NO. 747565 10 9                 13G                 Page  9  of  9  Pages
          -----------                                          ---    ---

                             EXHIBITS TO AMENDMENT NO. 7
                                          OF
                                     SCHEDULE 13G

Exhibit A     Termination Letter dated March 1, 1995 (incorporated by reference to Exhibit (c)(10) to Amendment No. 1 to Schedule 13E-4 filed with the SEC on March 9, 1995).

Exhibit B     Stock Purchase and Sale Agreement dated as of January 14, 1995 between Zell/Chilmark Fund L.P. and Stuart M. Sloan (incorporated by reference to Exhibit (c)(3) to Schedule 13E-4 filed with the SEC on January 19, 1995).